

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Steve Whaley
Principal Accounting Officer and Controller
Copper Property CTL Pass Through Trust
6501 Legacy Dr.
Plano, TX 75024

> **Re: Copper Property CTL Pass Through Trust**
> **Amendment No. 1 to Form 10-12G**
> **Filed February 5, 2021**
> **File No. 000-56236**

Dear Mr. Whaley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Exhibits

1.　We note that section 8.02 of your amended and restated pass-through trust agreement appears to require that only certificate holders owning an aggregate of at least 25% of the interests may bring suit with respect to the trust agreement or certificates. Please revise to describe this provision in more detail, including how ownership levels will be determined, how the provision will be implemented and whether it will apply to claims made under the federal securities laws as well as its impact on claims arising under other applicable state or federal laws. Please also discuss any risks to certificate holders as a result of this provision, any uncertainty about enforceability and whether the provision applies to purchasers in secondary transactions.

2.　We note that section 10.07 of your amended and restated pass-through trust agreement includes a jury trial waiver. Please amend your filing to clearly disclose whether this

Steve Whaley
Copper Property CTL Pass Through Trust
February 26, 2021
Page 2

provision applies to federal securities law claims, and provide a discussion describing the main aspects of this provision, the risks of the provision or other impacts on certificate holders, any uncertainty about enforceability and whether or not the provision applies to purchasers in secondary transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at (202) 551-3693 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction